Faegre Drinker Biddle & Reath LLP

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Chicago, IL 60606

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December 28, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be and Lauren Hamilton

Re:	RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund”)
(File Nos. 333-260484; 811-23481)
Response to Examiner Comments on POS 8C

Dear Mr. Be and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on October 25, 2023 in connection with your review of Post-Effective Amendment No. 2 under the Securities Act of 1933, as amended, and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Post-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	Footnote (5) to the Fee Table indicates that the interest expense is based on interest rates in effect as of June 30, 2023. The Fund’s June 30, 2023 N-CSR filing (the “Annual Report”) indicates a daily weighted average interest rate for tender option bonds of 3.14% based on the interest rate in effect as of June 30, 2023. Please confirm that the Fee Table reflects the interest rate in effect at the period-end. Please also supplementally explain if the “Leverage costs” line item to the Fee Table includes the interest expense associated with any bank borrowings.

The Fund directs the Staff to the following disclosure in footnote (5) to the Fee Table:

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“Interest and fees on leverage in the table reflect the cost to the Fund of borrowings and tender option bond transactions, expressed as a percentage of the Fund’s net assets as of June 30, 2023. The table assumes the use of leverage from borrowings and the proceeds of tender option bond transactions representing, in the aggregate, 41.00% of Managed Assets, which reflects approximately the percentage of the Fund's total average Managed Assets attributable to such leverage averaged over the year ended June 30, 2023, at a weighted average annual expense to the Fund of 3.14%.”

The Fund confirms that the weighted average annual expense to the Fund of 3.14% reflects the daily weighted average rate over the fiscal year ended June 30, 2023 and reflects both the cost of tender option bond transactions as well as any bank borrowings.

2.	The asset coverage ratio for tender option bond transactions is 247% in the “Effects of Leverage” section of the Prospectus, which differs from the asset coverage of 2,484 in the Financial Highlights section of the Annual Report. Please supplementally explain the difference between the figures in the Prospectus and the Annual Report.

As noted in response to Comment 3 below, the Fund treats TOB transactions as derivatives in compliance with Rule 18f-4 under the 1940 Act. Accordingly, the above-referenced disclosure has been removed from the Revised Registration Statement.

3.	The Staff notes disclosure in the Registration Statement indicating asset coverage for tender option bond transactions and further noted that the asset coverage ratio for floating rate obligations was included in the Financial Highlights section of the Annual Report. The Prospectus also states that, with respect to the Fund’s anticipated investments in tender option bond residuals issued by a tender option bond trust, the Fund will treat such investments as derivatives in compliance with Rule 18f-4 under the 1940 Act. Please provide a supplemental explanation of how the Fund is treating the tender option bond transactions and ensure consistent treatment and disclosure.

The Fund confirms that the TOB transactions are treated as derivatives in compliance with Rule 18f-4 under the 1940 Act. The Fund notes that the asset coverage ratios with respect to floating rate obligations in the Fund’s Financial Highlights will be removed in future shareholder reports.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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